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Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kevin Stertzel
Martin James
Erin Purnell
Geoffrey Kruczek

Re:	Allegro MicroSystems, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted September 11, 2020
CIK No. 0000866291

Ladies and Gentlemen:

On behalf of our client, Allegro MicroSystems, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of the Registration Statement on Form S-1 (the “Registration Statement”), which was initially submitted to the Commission on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on August 3, 2020 (the “Original Draft Submission”) and subsequently amended on September 11, 2020 in response to the comment letter from the staff of the Commission (the “Staff”) on August 27, 2020 (“Amendment No. 1” and together with the Original Draft Submission, the “Draft Submission”).

The Company is concurrently filing the Registration Statement, which reflects certain revisions to the Draft Submission in response to the comment letter from the Staff to Christopher Brown, the Company’s General Counsel, dated September 25, 2020. The responses provided herein are based on information provided to Latham & Watkins LLP by the Company. For your

October 6, 2020

convenience we are also providing five copies of the Registration Statement, marked to show changes against Amendment No. 1, in the traditional non-EDGAR format, as well as a copy of this letter.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

Non-GAAP Financial Metrics

Adjusted Gross Profit and Adjusted Gross Margin

Adjusted EBITDA and Adjusted EBITDA Margin, page 96

1.

We have reviewed your responses to comments 5 and 6 as well as your revised disclosure. It appears that the calculation of your non-GAAP measures include adjustments for normal, recurring operating expenses that were necessary to operate your business at the time those costs were incurred. Accordingly, please modify the calculation of Adjusted EBITDA and, as applicable, Adjusted Gross Profit as follows for each adjustment noted below.

•	AMTC Facility consolidation savings. Exclude all adjustments for operating expenses incurred.

•	Labor savings. Exclude all adjustments operating expenses, including but not limited to wages for employees whose positions were eliminated and the offset of wages for newly hired employees.

Please refer to Question 100.01 of the Non-GAAP Measures, Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 21, 23, 24 and 103 through 105 of the Registration Statement to modify the calculation of Adjusted EBITDA and Adjusted Gross Profit. In particular, the Company respectfully advises the Staff that it is no longer adjusting either Adjusted EBITDA or Adjusted Gross Profit to reflect such labor savings, other than the Severance payments described in such revised disclosure. The Company’s other adjustments in connection with the shutdown of the AMTC Facility are now limited to the one-time costs detailed in such revised disclosure. As discussed in the Company’s supplemental communications with the Staff, the Company has moved the discussion of its labor savings and further savings associated with the AMTC Facility closure to the footnotes to the applicable tables.

2.

Please explain to us in more detail the nature of the following adjustments you have made to calculate Adjusted Gross Profit and Adjusted EBITDA and why this results in measures that are useful to investors. Clarify if any of the amounts reported for these adjustments was an estimate rather than an actual amount of a cost incurred, including the following:

•	Loss (gain) from equity method investment

•	Inventory cost amortization

•	Foundry service payment

•	Polar & Sanken distribution agreement

October 6, 2020

Response: The Company respectfully advises the Staff that each of the adjustments in connection with the Inventory cost amortization and Foundry service payment relates to one-time costs incurred in connection with the disposition of PSL in the Company’s fiscal year 2021, which costs were all incurred by the Company during the fiscal quarter ended June 26, 2020. Because each of these adjustments represents a one-time, non-recurring cost incurred during such fiscal quarter, the Company believes each is an appropriate adjustment for the historical quarterly information for such period and that each such adjustment provides useful information that enables investors to understand historical Adjusted EBITDA for such period in light of the historical timing of the Company’s disposition of PSL. The Company further advises the Staff that, as noted in the Registration Statement, the adjustment for Loss (gain) from equity method investment reflects the adjustment to eliminate our loss in equity method investment in PSL (non-cash and non-operating in nature), which the Company believes is appropriate and useful to investors’ understanding of historical Adjusted EBITDA for the period ended June 26, 2020 in light of the historical timing of the Company’s disposition of PSL.

Further, in response to the Staff’s comment, the Company respectfully advises the Staff that it has removed the adjustment for Polar & Sanken distribution agreement, as reflected in the Company’s revised disclosure on pages 23 and 104 of the Registration Statement.

Finally, the Company respectfully advises the Staff that the amounts reported for the noted adjustments are all actual amounts other than as noted in the Company’s revised disclosure on page 24 and 105 of the Registration Statement with respect to the adjustment for Loss (gain) from equity method investment.

3.

We note that you include an adjustment for Severance in your calculation of Adjusted EBITDA and that your adjustments for Labor savings and AMTC Facility consolidation savings appear to also include amounts related to severance. Please clearly describe to us the nature and source of the severance amounts included in each line item.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 23, 24, 104 and 105 of the Registration Statement to reflect all the severance adjustments in a single line-item with a corresponding footnote that explains the nature of such severance adjustments and clarifies that such adjustments are not duplicative.

*            *             *            *            *

October 6, 2020

Please do not hesitate to contact me at (212) 906-1761 with any questions or further comments you may have regarding this submission or if you wish to discuss the above.

Sincerely,

/s/ Keith L. Halverstam
Keith L. Halverstam of LATHAM & WATKINS LLP

cc:	(via e-mail)

Ravi Vig, Chief Executive Officer, Allegro MicroSystems, Inc.

Christopher E. Brown, General Counsel, Allegro MicroSystems, Inc.

Peter M. Labonski, Esq., Latham & Watkins LLP

Thomas J. Malone, Esq., Latham & Watkins LLP

Derek J. Dostal, Esq., Davis Polk & Wardwell LLP

Michael Kaplan, Esq., Davis Polk & Wardwell LLP

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